Exhibit 99.1

Aurora Mobile Expects to Outperform Previous Revenue Guidance for First Quarter 2025

SHENZHEN, China, May 19, 2025 /GlobeNewswire/ -- Aurora Mobile Limited (NASDAQ: JG) (“Aurora Mobile” or the “Company”), a leading provider of customer engagement and marketing technology services in China, today announced that its total revenues for the first quarter of 2025 is estimated to be in the range of approximately RMB87.0 million to RMB90.0 million, representing a year-over-year growth of approximately 35% to 40%. Previous revenue guidance was in the range of RMB74.0 million to RMB77.5 million.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We are pleased to report a strong start to 2025 with impressive momentum in the first quarter. EngageLab, the driving force behind our overseas operations, has maintained rapid growth, with revenue in the first quarter of 2025 estimated to surge by over 120% year-over-year. This growth has not only fueled the expansion of our overseas operations but also laid a solid foundation for our group’s ongoing development. In the first quarter, our client, a tech company that specializes in large language model (LLM) development, officially released its open-source R1 LLM. This release triggered an explosive surge in global downloads, driving significant revenue growth for us. Meanwhile, our Financial Risk Management business is estimated to have experienced substantial revenue growth driven by rising customer demand. Our AI agent platform, GPTBots.ai, continues to empower businesses with its no-code AI bot-building technology, helping businesses accelerate intelligent digital transformation. The synergy between EngageLab and GPTBots.ai underscores the effectiveness of our dual-engine strategy of ‘Global Market + AI Empowerment.’ This strategy has unlocked new growth opportunities, paving the way for us to expand our global market share and accelerate the commercialization of our technology.”

First Quarter 2025 Preliminary Financial Results:

•	Total revenues for the first quarter 2025 are estimated to be between RMB87.0 million and RMB90.0 million, representing year-over-year increase of approximately 35% to 40% compared with RMB64.5 million in the first quarter of 2024.

•	Net Loss for the first quarter 2025 is estimated to be between RMB1.0 million and RMB2.0 million, compared with RMB2.6 million in the first quarter of 2024.

•	Cash and cash equivalents and restricted cash as of March 31, 2025 are estimated to be between RMB113.0 million and RMB114.0 million as compared with RMB119.5 million as of December 31, 2024.

The above sets forth estimates of the unaudited selected consolidated financial data of Aurora Mobile as of and for the three months ended March 31, 2025 based on available information to date. This financial data is not a comprehensive statement of Aurora Mobile’s financial results as of and for the three months ended March 31, 2025. This financial data is preliminary in nature and subject to changes and completion of Aurora Mobile’s financial closing procedures. Aurora Mobile’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to any of such data. Aurora Mobile’s actual results may differ materially from these estimates.

1 / 3

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For more information, please contact:

Aurora Mobile Limited

E-mail: ir@jiguang.cn

Christensen

In China

2 / 3

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

3 / 3